

Mail Stop 3561

February 23, 2016

Ricardo Alejandro Torres
Co-Chief Executive Officer and Chief Financial Officer
Pampa Energía S.A.
Ortiz de Ocampo 3302, Building #4
C1425DSR, City of Buenos Aires
Argentina

> **Re:** **Pampa Energía S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Response Dated January 28, 2016**
> **File No. 1-34429**

Dear Mr. Torres:

We have reviewed your January 28, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 28, 2015 letter.

Note 2: Regulatory Framework, page F-18

1. We note your response to comment 2 and the numerous changes that have been made to your remuneration scheme over the years. Please address the following comments and, in doing so, ensure that you clearly explain your accounting treatment by limiting the use of technical jargon and adequately describing any items unique to your regulatory environment:

   • Given the numerous remuneration scheme changes that have occurred recently, please provide us with a more comprehensive history of your revalued receivables. Tell us how the receivables originated and the specific facts and circumstances that led to the ultimate recoverability and revaluation of the receivables in fiscal 2014. Explain why the change in timing of the estimated cash flows, from nine to four years, resulted in such a significant change in the balance and, citing specific IFRS guidance if applicable, why it was appropriate to recognize the full change in fair value within income during fiscal 2014. Please be detailed in your response.

- In regards to the Ps. 171.5 million of revenues you recognized in 2014 related to prior year transactions, please explain in greater detail how you concluded it was not probable during those prior years that the economic benefits associated with the related transactions would flow to you.

- Explain to us the nature of and reasons for the 2013 impairment charge. If the impairment related to a financial asset carried at amortized cost, confirm that the reversal of the impairment did not result in a carrying amount that exceeded what the amortized cost would have been had the impairment not been recognized at the date the impairment was reversed. Refer to paragraphs 5.2.2 of IFRS 9 and 65 of IAS 39.

2. We note your response to comment 3 and have the following comments:

- We note that the Secretary of Energy issued Note No. 1.208/2015 in June 2015 "which resulted in the revision of interest amounts." Please clarify if such agreement resulted in net interest payable to CAMMESA. If so, and when also considering that the debit note amounts exceeded credit note values, explain to us why accrued interest payable to CAMMESA should not have been recorded in your fiscal 2014 financial statements.

- Please revise your disclosure to indicate that Edenor has considered the net amount (trade payables with CAMMESA less amounts receivable from the CMM) as a contingent liability in accordance with IAS 37 and to clearly explain the reasons why no provision was recorded.

Note 8: Investments in Joint Ventures, page F-106

3. We note your response to comment 5 and have the following comments:

- We note from your disclosures on page F-107 that Citelec recognized fiscal 2014 pre-tax income of approximately Ps. 256.1 million. Considering you have a 50% ownership interest in Citelec, please explain the difference between 50% of such amount, or Ps. 128 million, and your 2014 share of investee profit of Ps. 34.2 million.

- Explain to us how you calculated the Ps. 63.7 million amount used in the numerator of your income test. We note that such amount represents approximately 25% of Citelec's pre-tax income.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume, Staff Accountant at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

                             Sincerely,

                             /s/ Jennifer Thompson

                             Jennifer Thompson
                             Accounting Branch Chief
                             Office of Consumer Products